SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Scorpio Bulkers Inc.

(Name of Issuer)
Common Stock, par value $0.01

(Title of Class of Securities)
Y7546A106

(CUSIP Number of Class of Securities)
Michael Kelly, Esq.
Monarch Alternative Capital LP
535 Madison Avenue
New York, NY 10022
Telephone: (212) 554-1700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY  10019-6099
(212) 728-8000

June 26, 2015

(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person's  initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. Y7546A106	Page 2 of 9 Pages

1		NAME OF REPORTING PERSON Monarch Debt Recovery Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,127,172*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,127,172*
11		AGGREGATE A*MOUNT BENEFICIALLY OWNED BY EACH PERSON 14,127,172
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.21%*
14		TYPE OF REPORTING PERSON* CO

*Reflects beneficial ownership as of June 26, 2015.

SCHEDULE 13D

CUSIP No. Y7546A106	Page 3 of 9 Pages

1		NAME OF REPORTING PERSON Monarch Alternative Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,004,850*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,004,850*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 34,004,850*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.14%*
14		TYPE OF REPORTING PERSON* PN, IA

*Reflects beneficial ownership as of June 26, 2015.

SCHEDULE 13D

CUSIP No. Y7546A106	Page 4 of 9 Pages

1		NAME OF REPORTING PERSON MDRA GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,004,850*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,004,850*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 34,004,850*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.14%*
14		TYPE OF REPORTING PERSON* PN, HC

*Reflects beneficial ownership as of June 26, 2015.

SCHEDULE 13D

CUSIP No. Y7546A106	Page 5 of 9 Pages

1		NAME OF REPORTING PERSON Monarch GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,004,850*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,004,850*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 34,004,850*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.14%*
14		TYPE OF REPORTING PERSON* OO, HC

*Reflects beneficial ownership as of June 26, 2015.

This Amendment No. 1 to Schedule 13D, dated June 30, 2015 (this “Amendment No. 1”), amends the Schedule 13D originally filed on June 9, 2015 (the “Original 13D”) by Monarch Debt Recovery Master Fund Ltd (“MDRF”), Monarch Alternative Capital LP (“MAC”), MDRA GP LP (“MDRA GP”) and Monarch GP LLC (“Monarch GP” and together with MAC, MDRF, and MDRA GP, the “Original Monarch Filers”). This Amendment No. 1 is being filed on behalf of the Original Monarch Filers.  This Amendment No. 1 relates to the common stock, par value $0.01 per share (the “Common Stock”), of Scorpio Bulkers Inc., a Marshall Islands corporation (the “Company”). MAC is the investment advisor to a variety of funds (any such funds, as applicable, collectively the “Funds”). The Original Monarch Filers are filing this Amendment No. 1 to report the change in their beneficial ownership of Common Stock solely due to an increase in the number of Common Stock outstanding.

Item 5.                Interest in Securities of the Issuer
Item 5 is hereby amended and restated in its entirety to read as follows:
(a)            Each of MAC, MDRA GP and Monarch GP indirectly beneficially own 34,004,850 shares of Common Stock.  Such shares represent 10.14% of the 335,310,465 shares of Common Stock outstanding as of June 26, 2015.  MDRF directly beneficially owns 14,127,172 shares of Common Stock, which represent 4.21% of the 335,310,465 shares of Common Stock outstanding as of June 26, 2015.  The percentages used herein and in the rest of this Amendment No. 1 are calculated based upon a number of outstanding shares consisting of 335,310,465 shares of Common Stock reported as outstanding in the Company’s Form 6-K, dated as of June 26, 2015 (the "Form 6-K").  None of the other individual Funds own a number of shares of Common Stock representing more than 5% of the outstanding shares of Common Stock.

(b)            MAC, MDRA GP and Monarch GP share voting and dispositive power over 34,004,850 shares of Common Stock held directly by the Funds with each applicable Fund directly holding such shares, including the 14,127,172 shares of Common Stock held by MDRF.

(c)        Not applicable.

(d)            Not applicable.

(e)             Based on the Form 6-K, as of June 26, 2015, MDRF ceased to be the beneficial owner of more than 5% of the Common Stock.

[Signatures on following page]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2015	MONARCH DEBT RECOVERY MASTER FUND LTD
By: Monarch Alternative Capital LP, its Investment Manager

By: MDRA GP LP, its General Partner

By: Monarch GP LLC, its General Partner

	By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Member

Dated: June 30, 2015	MONARCH ALTERNATIVE CAPITAL LP
By: MDRA GP LP, its General Partner

By: Monarch GP LLC, its General Partner

	By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Member

Dated: June 30, 2015	MDRA GP LP
By: Monarch GP LLC, its General Partner

	By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Member

Dated: June 30, 2015	MONARCH GP LLC

	By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Member